GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, MN 55101-1361

(651) 224-2385

FAX (651) 224-2387

Sent Via Electronic Submission Only – EDGAR

July 23, 2008

H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:

U.S. Securities and Exchange Commission (“SEC”) Follow-up Comment Letter dated July 9, 2008, on Great Northern Iron Ore Properties (“Trust” or “GNI”) Response Letter dated May 8, 2008, and SEC Comment Letter dated April 24, 2008, pertaining to the Trust’s Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 27, 2008, File No. 1-00701.

Dear Mr. Schwall:

On July 9, 2008, we received, via fax, your follow-up comment letter dated July 9, 2008, requesting additional information as stated below, in addition to requesting that the filing be amended. Based on our responses, explanations, and other supplemental information that we will provide, we respectfully request that the enhanced disclosures be incorporated into future filings, versus filing an amendment to the December 31, 2007 Form 10-K. If this is acceptable to the SEC, we will modify our future filings accordingly. Following are your follow-up comments and our follow-up responses, including the actions or changes we plan to take or make:

SEC Follow-up Comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1. We note your response to comment one and reissue this comment. We note that you have lease agreements with Minntac, Keetac, Hibtac, and MSI, but that you have not filed these agreements as exhibits. Please file all material contracts as exhibits. In addition, please describe the terms of such contracts, including any royalty rates contained in these agreements. If you determine that you are not required to file any one of these agreements, please provide us with detailed analyses to support your evaluation.

U.S. Securities and Exchange Commission	-page 2-	July 23, 2008

Great Northern Iron Ore Properties Follow-up Response:

Since our response of May 8, 2008, we have been reevaluating whether or not some of our lease agreements meet the filing requirements of material contracts. Based on other SEC comment letter responses and analyses provided to other companies, we have identified two leases that could be construed to be material contracts, those being the Minntac lease (U.S. Steel Corporation), and the Mahoning lease (Hibbing Taconite Company). Given the significant sensitivity by our lessees, the highly confidential nature of the key contract terms and the potential financial harm that could impact the Trust if the key terms in these leases are disclosed, we plan to file a confidential treatment request letter with the SEC on July 24, 2008, coinciding with the date of our next Form 10-Q filing. The Form 10-Q filing will include these two leases as exhibits in redacted form. Royalties from each of these leases are expected to exceed 10% of the Trust’s gross revenues in 2008. There are no other leases that are expected to meet this threshold.

SEC Follow-up Comment:

Compensation Discussion and Analysis, page 14

2. We note that in your response to comment three you state that “The data collected was also specific to chief financial officer positions in the lower twenty-five percent quartile of all companies sampled.” Please disclose, if true, that you target CFO compensation at the lower twenty-five percent quartile of the companies sampled, and that your CFO’s salary fell within this range. Also, confirm that you will include such disclosure in future filings.

Great Northern Iron Ore Properties Follow-up Response:

We will expand our disclosure in future filings to indicate that data collected specific to the CFO’s compensation represents the lower twenty-five percent quartile of all companies sampled. The current Form 10-K disclosure already states that the CFO’s salary falls within this range; however, we will expand said disclosure to also indicate that we target the CFO’s salary to fall within this range.

SEC Follow-up Comment:

Note B – Mineral and Surface Lands, page 15

3. We note your response to prior comment number 7 in our letter dated April 24, 2008, and we are unable to agree with your conclusions. It appears that all of your mineral assets should have been continuously amortized over the period during which you have received and will receive benefit, that is, through the date on which the Trust will terminate in 2015. Given the unique nature of your particular circumstances, we will not object if you correct this error by amortizing the remainder of the merchantable ore deposit assets prospectively over the remaining period of benefit. We would expect your amortization methodology to be systematic and rational according to some reasonable basis. Please provide to us your proposed disclosure in this regard to be included in future filings. If you do not believe that prospective amortization would be material, including in your final year of operation, please provide us with your analysis in accordance with SAB 99 supporting this conclusion.

U.S. Securities and Exchange Commission	-page 3-	July 23, 2008

Great Northern Iron Ore Properties Follow-up Response:

While these particular assets (merchantable ore deposits) are intact and the associated values have not yet been depleted, we are agreeable, given the relative immateriality, to amortizing the balance of these assets over the remaining term of the Trust. It should be noted, however, that with the high demand for iron ore, we have been informed of current interest in processing natural ore deposits on the Mesabi Iron Range. With respect to materiality, we estimate that the impact on net income of amortizing the mineral lands will be less than 2% per year. The method of amortization we have selected for our mineral lands will mirror that of our current method of amortization for our surface lands, that being straight line. We have reviewed our production from Trust lands over the last ten years, as well as projected production to the end of the Trust. Based on this analysis, straight line amortization was very comparable to that of historical and projected production. In fact, the estimated impact on net income between an amortization method using the units of production method (which is subject to change) and the straight line method was within 0.1% (one-tenth of one percent) for each of the remaining years to the end of the Trust. Accordingly, straight line amortization, for all practical purposes, is the most reasonable, systematic and rational methodology given the circumstances. The proposed disclosure to be included in the third quarter footnotes of our Form 10-Q (and to be included in comparable substance in our year-end financial statement Note B – Mineral and Surface Lands) is as follows:

Given that the focus of the mining industry is essentially now taconite mining versus natural ore mining, we have reevaluated the asset class “Mineral and surface lands” and, beginning in the third quarter of 2008, began amortizing the cost of the mineral lands on a straight line basis over the remaining term of the Trust. The straight line method of amortization is anticipated to bear close resemblance to the units of production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $xxx,xxx for the nine month year-to-date period of 2008. The impact on net income as a result of commencing mineral land amortization is deemed immaterial to the Trust’s operations for each of the quarters in the nine month period ended September 30, 2008.

SEC Follow-up Comment:

Signatures, page 20

3. (sic) Please indicate that Mr. Janochoski is also signing the document in his capacity as your principal accounting officer.

Great Northern Iron Ore Properties Follow-up Response:

Please note that our disclosure in our Form 10-K’s “Compensation Discussion and Analysis” section (Item 11.) stating that the Trust has only two executive officers was meant to inform the investor of the only two officer positions. However, to address your comment and at your request, we will also include the title of “principal accounting officer” for Mr. Janochoski in future Form 10-K filings on the signature page.

U.S. Securities and Exchange Commission	-page 4-	July 23, 2008

SEC Follow-up Comment:

Engineering Comments

Business, page 3

4. (sic) We note from your response to prior comment number 8 that it will take considerable time to assemble and present the requested information on the Enterprise-Mississippi and Mahoning properties as they have multiple parcels that each contain volumes of drill-hole data, reports, maps, summaries and analyses. Due to your concern about the effort involved in providing this information, we have revised our comment to request that you provide us the production and ore reserve reports as they relate to your Mahoning property only.

Great Northern Iron Ore Properties Follow-up Response:

Thank you for your consideration and acknowledgement of the time commitment required to assemble ore reserve data for two larger mines. Pursuant to your revised comment, we have already begun to assemble the production and ore reserve information for the Mahoning lease as requested. This supplemental information will be sent directly to your SEC engineer, George K. Schuler, as soon as reasonably possible. Similar to prior years, since much of this information is recorded on hand-written documents and/or the schedules and maps are of such a large size, we can not transmit it electronically, which is why we will provide it as supplemental information (via Fed-Ex) directly to Mr. Schuler. Please note that this data was examined in 2005 by Roger Baer, SEC engineer, and again in 2006 by Mr. Schuler, and in both years was deemed to be complete as evidenced by subsequent SEC transmittal letters. However, Mr. Schuler has requested a different lease (Mahoning) this year for review, which, as we indicated, we have already begun to assemble the appropriate data. Should Mr. Schuler have any technical engineering questions during his review, it is suggested that he directly contact our Chief Mining Engineer, Roger P. Johnson, at 1-218-262-3886. Upon completion of Mr. Schuler’s review, we ask that the materials be returned to us, via Fed-Ex utilizing the pre-paid label we will provide. He may keep a photocopy of said materials if so desired.

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In conclusion, we hope the above responses and additional information provided, along with the supplemental information to be sent to your SEC engineer, will satisfactorily answer your follow-up comments regarding certain disclosures contained in our December 31, 2007 Form 10-K filing. Given our responses, the few enhanced disclosures proposed, our next Form 10-Q filing and the supplemental information provided, we intend to modify future filings of the Trust as stated above, provided this is acceptable to the SEC, versus amending our December 31, 2007 Form 10-K filing. Thank you.

Yours very truly,

/s/ Thomas A. Janochoski

Vice President & Secretary

Chief Financial Officer

U.S. Securities and Exchange Commission	-page 5-	July 23, 2008

c:

Joseph S. Micallef, President of the Trustees & Chief Executive Officer
Trustee Roger W. Staehle
Trustee Robert A. Stein
Trustee John H. Roe III
Roger P. Johnson, Manager of Mines & Chief Mining Engineer
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Christopher J. Larson, Ernst & Young LLP